Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
KENNETH E. YOUNG kenneth.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

December 20, 2016

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Karen L. Rossotto and Christina DiAngelo Fettig

Re:	Corporate Capital Trust II (File No. 333-199018)

Dear Ms. Rossotto and Ms. Fettig:

On behalf of Corporate Capital Trust II, a Delaware statutory trust (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company on November 4, 2016 and November 17, 2016 regarding Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2, filed with the Commission on September 28, 2016 (File No. 333-199018) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). This response letter, together with Post-Effective Amendment No. 3, filed with the Commission on the date of this response letter (“Amendment No. 3”), sets forth the Company’s responses to the Staff’s comments, as well as certain additional and revised disclosure.

For your convenience, the Staff’s comments are presented below in bold, italicized text, and each comment is followed by the Company’s response. Page numbers refer to the page numbers in Amendment No. 3.

December 20, 2016 Page 2

DISCLOSURE COMMENTS

Cover page

1.       Please define “originated transactions” on the cover page of the Prospectus.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on the cover page of the Prospectus.

Cover page

2.       The cover page of the Prospectus states that the Company “reserve[s] the right to change [its] investment and operating policies without shareholder approval, except to the extent such approval is required by the 1940 Act.” Please represent that in the event of any such change that resulted in additional risks, the Company would notify its shareholders of the changes in the strategy and risks by supplementing the Prospectus or otherwise.

Response:       If the Company were to change its investment or operating policies in the future, the Company would review the risks disclosed in the Prospectus and, if any such change resulted in additional risks, the Company would notify its shareholders by supplementing the Prospectus or otherwise.

Prospectus Summary, page 1

3.       Page 1 of the Prospectus states that the Company “anticipate[s] that a substantial portion of [its] portfolio will consist of senior and subordinated debt, which [the Company] believe[s] offer opportunities for superior risk-adjusted returns and income generation.” Please revise the disclosure to explain what “superior” means in this context.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 1 to remove the reference to “superior.”

December 20, 2016 Page 3

Prospectus Summary, page 1

4.       Page 1 of the Prospectus states that the Company “may invest in various types of convertible securities.” Please state whether or not the Company is currently invested in contingent convertible securities and, if so, disclose the associated risks of investing in contingent convertible securities.

Response:       As of the date of this response letter, the Company has not invested in contingent convertible securities.

Prospectus Summary, page 1

5.       Page 1 of the Prospectus states that the Company “may invest in various types of . . . derivatives, including total return swaps (“TRS”), interest rate swaps and foreign currency forward contracts and options.” Please confirm that all derivatives which the Company intends to invest in as part of its principal investment strategy are disclosed in the Prospectus along with the risks of the derivative instruments.

Response:       The Company confirms that all derivatives which the Company intends to invest in as part of its principal investment strategy are disclosed in the Prospectus along with the risks of the derivative instruments.

Prospectus Summary, page 1

6.       Page 1 of the Prospectus states that “[a] portion of [the Company’s] portfolio may consist of investments in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities.” Please describe the Company’s policy on investments in private investment funds.

Response:       The Company has set a 15% limit on the amount of its investments in private investment funds, other than joint ventures involving the Company or subsidiaries of the Company that could be deemed private investment funds. The Company respectfully submits that it discloses this policy on page 33 of the Prospectus.

December 20, 2016 Page 4

Prospectus Summary, page 1

7.       Page 1 of the Prospectus states that “[a]s of June 30, 2016, [the Company’s] investment portfolio totaled $9.3 million.” Page 1 of the Prospectus also states that “[s]ince commencing [its] continuous public offering on March 1, 2016 and through September 8, 2016, [the Company has] issued 3,395,989 shares of [its] common stock for net proceeds of approximately $30.9 million.” Please explain the discrepancy between the value of the Company’s investment portfolio and amount of net proceeds raised in the Company’s offering.

Response:       The Company respectfully submits that the discrepancy between the $9.3 million investment portfolio and the $30.9 million in net proceeds results from the fact that the value of the investment portfolio as noted in Amendment No. 2 is as of June 30, 2016, whereas the amount of net proceeds is as of September 8, 2016. The Company respectfully notes that the value of the Company’s investment portfolio as of September 30, 2016 was $31.4 million and that Amendment No. 3 includes the Company’s financial data (including investment portfolio and net proceeds) as of September 30, 2016.

Prospectus Summary, page 4

8.       Page 4 of the Prospectus states that the Company’s investments “may involve a ‘toggle’ feature permitting an option at each interest payment date of making interest payments in (1) cash, (2) additional debt securities or (3) a combination of cash and additional debt securities.” Please revise the disclosure to clarify what is meant by a “toggle” feature.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 4.

Prospectus Summary, page 4

9.       Page 4 of the Prospectus states that “[i]f your broker-dealer or investment advisor does not conduct [an independent] review, you will not have the benefit of an independent review of the terms of this offering.” Please explain the basis for including this disclaimer.

December 20, 2016 Page 5

Response:       The Company’s managing dealer, CNL Securities Corp. (the “Managing Dealer”), is an affiliate of the Company’s advisor, CNL Fund Advisors II, LLC (“CNL”). As a result, the Managing Dealer’s due diligence review and investigation of the Company cannot be considered an independent review. The Company believes that it is important to disclose this fact to investors. In addition, the Company believes that the Financial Industry Regulatory Authority, of which the Managing Dealer is a member, views this disclosure as helpful to investors.

Prospectus Summary, page 7

10.       Page 7 of the Prospectus states that the Company “anticipate[s] that substantially all of the investments held in [its] portfolio will have either a sub-investment grade rating . . . or will not be rated by any rating agency’s investments.” Please revise the disclosure to clarify what is meant by a “sub-investment grade rating.”

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 7.

Prospectus Summary, page 8

11.       Page 8 of the Prospectus states that with respect to the Company’s portfolio, “[t]he primary investment concentrations include senior debt and subordinated debt.” Please revise the disclosure to replace the term “concentrations.”

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 8.

Prospectus Summary, page 10

12.       Please revise the disclosure under the section titled “Share Repurchase Program” to clarify that the repurchased shares may be subject to a contingent deferred sales charge.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 10.

December 20, 2016 Page 6

Fees and Expenses, page 12

13.       Page 12 of the Prospectus states that “CNL and KKR have waived the reimbursement of organization and offering expenses in connection with the Company’s gross capital raised before December 31, 2016.” Please revise the disclosure to indicate whether it is expected that CNL and KKR will seek reimbursement of the waived amounts and terms upon which such amounts would be reimbursed.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 12.

Fees and Expenses, page 12

14.       Page 12 of Amendment No. 2 stated that an amount presented in the fees and expenses table was calculated assuming that the Company will raise $237.6 million of shares during the 12-month period of the offering following the date of the Prospectus. Please explain the basis for this assumption.

Response:       The Company works with the Managing Dealer to forecast expected capital raising activity. Working with the Dealer Manager, the Company has estimated its expected capital raising for the next 12 months. The Company’s forecast of the gross capital raised during the next 12 months of its public offering includes additional variables such as the present and projected size of the broker-dealer syndicate for the offering of common stock and the relative positioning of the Company’s offering in the equity capital markets for unlisted business development companies. Based on further review of capital raise projections developed by the Managing Dealer, it is expected that the Company will raise $125 million in the next 12 months. The Company has revised the relevant disclosure in the Prospectus accordingly.

Risk Factors, page 19

15.       Page 19 of the Prospectus states that the Company’s board of trustees “may change [the Company’s] operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to [its] shareholders.” Please disclose this fact in the section titled “Prospectus Summary—Our Investment Strategy.”

December 20, 2016 Page 7

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 7.

Risk Factors, page 27

16.       In the disclosure under the risk factor titled “The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.”, please revise the disclosure to clarify what is meant by “qualifying assets.”

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 27.

Risk Factors, page 36

17.       Under the section titled “Risk Factors,” please consider including a separate subsection titled “Risks Related to Leverage” that sets forth the applicable risk factors.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 36.

Risk Factors, page 28

18.       In the disclosure under the risk factor titled “Our investments in portfolio companies may be risky, and we could lose all or part of our indirect investment.—Derivatives,” please revise the disclosure to tailor it to the specific derivative investments that the Company has made.

Response:       As of the date of this response letter, the Company has not made any investments in derivative instruments. Nevertheless, the Company has reviewed its disclosure and believes that the disclosure adequately describes the risks associated with derivative investments that the Company may make in the future.

December 20, 2016 Page 8

Risk Factors, page 29

19.       For each instance in the Prospectus where the term “below investment grade” rating or similar terms are used, including in the disclosure under the risk factor titled “Our investments in portfolio companies may be risky, and we could lose all or part of our indirect investment.”, please revise the disclosure to indicate that such rating is also referred to as “junk.”

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 7, 29 and 53.

Risk Factors, page 33

20.       Please expand the discussion of the relevant risks under the risk factor titled “Our investments in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities, subject us indirectly to the underlying risks of such private investment funds and additional fees and expenses.”

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 33.

Risk Factors, page 38

21.       Page 38 of the Prospectus states that the Company intends to commence tender offers “on approximately 10% of [its] weighted average number of outstanding shares in any 12-month period.” Please revise the disclosure to clarify that the Company will limit repurchases in each quarter to 2.5% of the weighted average number of outstanding shares.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 38.

December 20, 2016 Page 9

Risk Factors, pages 39 and 41

22.       Pages 39 and 41 of the Prospectus state that the Company may issue preferred stock, debt securities or convertible debt securities. Please disclose this fact in the section titled “Prospectus Summary—Our Investment Strategy.”

Response:       In response to the Staff’s comment, the Company respectfully submits that, although the Company may issue preferred stock, debt securities or convertible debt securities, the Company does not currently intend to do so. Therefore, the Company respectfully submits that it would be inappropriate to include this as part of its primary investment strategy.

Risk Factors, page 53

23.       Page 53 of the Prospectus states that the Company may invest in “loan participations and assignments.” Please disclose this fact in the section titled “Prospectus Summary—Our Investment Strategy.”

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page 7.

ACCOUNTING COMMENTS

Cover page

24.       The last bullet point on the cover page of the Prospectus discloses that distributions by the Company may be funded from certain specified sources, including the waiver of investment advisory fees. If accurate, please revise this disclosure to indicate that distributions have been funded, and may be funded in the future, from such sources.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on the cover page of the Prospectus.

Fees and Expenses, page 11

25.       Please explain the basis for setting the line item for incentive fees as “– %” in the table.

December 20, 2016 Page 10

Response:       The Company respectfully submits that it set the line item for incentive fees as “– %” because it has not paid any incentive fees to date and does not anticipate paying any incentive fees in the next 12 months.

Fees and Expenses, page 12

26.       Please revise the disclosure in footnote 3 to clarify that the waiver of reimbursement of organization and offering expenses does not reduce the amount of organization and offering expenses incurred by CNL and KKR Credit Advisors (US) LLC (KKR, and together with CNL, the “Advisors”) that are eligible for reimbursement in future periods as disclosed in Note 5 to the unaudited condensed financial statements of the Company (the “Condensed Financial Statements”).

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing in footnote 3 on page 12.

Company Profile—About CNL and KKR Relationship, page 45

27.       Please indicate how long the Company expects to include the historical performance data of Corporate Capital Trust, Inc. (“CCT I”) in the Registration Statement.

Response:       As of the date of this response letter, the Company expects that the historical performance data of CCT I will be disclosed in the Registration Statement through at least the fiscal year ended December 31, 2017. The Company included such data because the Company has an investment strategy that is substantially similar to CCT I and could hold securities that are substantially similar to those held by CCT I. However, as disclosed in the Registration Statement, the historical performance data of CCT I is not a substitute for the Company’s performance and is not necessarily indicative of the Company’s future results. In addition, as disclosed in the Registration Statement, the Company’s actual performance may differ significantly from the past performance of CCT I.

Company Profile—Portfolio Update, page 55

28.       For each portfolio company in which the Company is investing, the Company has disclosed the amortized cost of the portfolio company securities held by the Company. Please instead disclose in the Registration Statement the value of the portfolio company securities held by the Company in accordance with Item 8.6.a of Form N-2. Please also disclose in the Registration Statement the amount and general terms of all loans to portfolio companies in accordance with Item 8.6.a of Form N-2.

December 20, 2016 Page 11

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 55 through 60.

Company Profile—Portfolio Update, page 55

29.       Please include a discussion in the Registration Statement of the extent to which the Company makes available significant managerial assistance to its portfolio companies in accordance with Instruction 3 to Item 8.6.a of Form N-2.

Response:       In response to the Staff’s comment, the Company respectfully submits that the Company discloses that it makes available significant managerial assistance to its portfolio companies on page 52.

Company Profile—Portfolio Update, page 55

30.       Please confirm that none of the portfolio companies in which the Company is invested constitutes 5% or more of the Company’s assets.

Response:       The Company confirms that, as of the date of this response letter, none of the portfolio companies in which the Company is invested constitutes 5% or more of the Company’s assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operation—Portfolio and Investment Activity, page 82

31.       For each instance in the Registration Statement where the yield on the Company’s investments is disclosed, please also disclose that the yield on the Company’s investments does not represent the return to the Company’s stockholders.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 84, 86 and 89.

December 20, 2016 Page 12

Notes to Condensed Financial Statements—Investments, F-19

32.       Note 3 to the Condensed Financial Statements in Amendment No. 2 stated that “[t]he Company may also invest in structured products, such as collateralized loan obligations.” Please indicate whether the Company intends to make significant investments in collateralized loan obligations.

Response:       As of the date of this response letter, the Company does not intend to make significant investments in collateralized loan obligations.

Notes to Condensed Financial Statements—Related Party Transactions, F-24

33.       Note 5 to the Condensed Financial Statements in Amendment No. 2 stated that “[m]anagement believes that Reimbursement Payments are not probable as of June 30, 2016.” Please provide the basis for this conclusion.

Response:       The Company respectfully submits that under the Expense Support Agreement (as defined below), expense support reimbursement payments are subject to conditional reimbursement provisions that include conditions which are outside of the control of management (as they are based on expense ratios) and expiration dates with a reasonably short period of time (three years). Accordingly, there is sufficient uncertainty such that an accrual is not required. The Company also respectfully submits that expense ratios can change based on average net assets which in turn can change due to market changes and redemptions and subscriptions which are outside the control of management.

Notes to Condensed Financial Statements—Related Party Transactions, F-24

34.       Pursuant to the terms of the Amended and Restated Expense Support and Conditional Reimbursement Agreement, dated as of September 26, 2016, by and among the Company, CNL and KKR (as amended, the “Expense Support Agreement”), if an “Expense Support Payment” (as defined in the Expense Support Agreement) has not been reimbursed prior to the end of the third fiscal year following the date such Expense Support Payment was made, the Company’s obligation to pay such Expense Support Payment is automatically terminated. Please confirm that, pursuant to the terms of the Investment Advisory Agreement, dated as of September 24, 2015, by and between the Company and CNL (the “Advisory Agreement”), if any “Reimbursable O & O Expenses” (as defined in the Advisory Agreement) have not been reimbursed prior to the end of the third fiscal year following the date such Reimbursable O & O Expenses were made, the

December 20, 2016 Page 13

Company’s obligation to pay such Reimbursable O & O Expenses will also be automatically terminated.

Response:       The Company respectfully submits that the Company’s obligation to pay such Reimbursable O & O Expenses is not automatically terminated because the terms of the Advisory Agreement provide that any portion of a reimbursement of the Reimbursable O & O Expenses otherwise payable to CNL and not paid over to CNL with respect to any month pursuant to the O&O Reimbursement Waiver may be paid over on any specified later date as CNL may determine, contingent on the subsequent raise of gross capital. However, based on discussions with the Staff, the Advisors have agreed to waive the right to be reimbursed O&O Expenses to the extent that they have not been reimbursed on or before three years following the later of (a) the date such O&O Expenses were incurred and (b) the commencement of the Company’s operations (which occurred on March 1, 2016). The Company respectfully notes that, in its periodic filings going forward beginning with its Annual Report on Form 10-K for the year ended December 31, 2016, it will include an aging chart that presents the date on which the Advisors will have waived the right to be reimbursed O&O Expenses.

Notes to Condensed Financial Statements—Related Party Transactions, F-24

35.       Note 5 to the Condensed Financial Statements states that pursuant to the Expense Support Agreement, “the Advisors jointly and severally agree to pay to the Company some or all operating expenses” (emphasis added) and that “[a]s of June 30, 2016, the amount of Expense Support Payment obligation paid or payable by the Advisors is $844,005, representing all of the Company’s operating expenses, excluding distribution and shareholder servicing fees and performance based incentive fees, incurred between March 1, 2016 (commencement of operations) and June 30, 2016” (emphasis added). By reference to the formula for “Expense Support Payments” set forth in the Expense Support Agreement, please explain how the $844,005 amount was calculated. In addition, please revise the relevant disclosure in Note 5 to the Condensed Financial Statements to clarify the applicable terms of the Expense Support Agreement.

December 20, 2016 Page 14

Response:       The Company respectfully submits that the expense support payments were calculated as the lesser of (a) all Operating Expenses (as defined in the Expense Support Agreement) for each month during the Expense Support Payment Period (as defined in the Expense Support Agreement) in which the Company’s board of trustees declared a distribution and (b) an amount equal to the positive difference between the Company’s cumulative distributions paid to the Company’s shareholders in each month less Available Operating Funds (as defined in the Expense Support Agreement) recognized by the Company on account of its investment portfolio. The Expense Support Agreement defines “Operating Expenses” as all operating costs and expenses incurred by the Company other than incentive fees and any shareholder servicing and distribution fees. The Operating Expenses during the period March 1, 2016 (commencement of operations) through June 30, 2016 were calculated as total operating expenses of $888,927, less unearned capital gains incentive fees of $30,742 and less distribution and shareholder servicing fees of $17,874, which is equal $844,005. The Company notes that, under the terms of the Expense Support Agreement, each of the Advisors is responsible for 50% of the Operating Expenses. In addition, the Company has revised the disclosure appearing on page F-24 to clarify the applicable terms of the Expense Support Agreement.

Notes to Condensed Financial Statements—Related Party Transactions, F-24

36.       Note 5 to the Condensed Financial Statements states that after December 31, 2016, the Company will be required to reimburse the Advisors for organization and offering expenses incurred by the Advisors that are eligible for reimbursement. Given that such amounts will then be treated as operating expenses, please describe the expected treatment of such operating expenses under the Expense Support Agreement.

Response:       The Company respectfully submits that, to the extent that the Advisors were reimbursed for organization and operating expenses during the period of time when the Advisors were also making Expense Support Payments (as defined in the Expense Support Agreement), then those organization and offering expenses would become Expense Support Payments conditionally subject to reimbursement by the Company pursuant to the terms of the Expense Support Agreement.  However, the Company respectfully submits that the Advisors intend to forgo reimbursement of organizational and offering expenses during the period of time when the Advisors are also making Expense Support Payments to the Company.  The Company’s obligation to reimburse the Advisors for Expense Support Payments is limited in the Expense Support Agreement to ensure (among other limitations) that the reimbursement does not cause the Company’s Other Operating Expenses to exceed the lesser of (A) 1.75% of average net assets attributable to common shares for the most recently completed fiscal year after taking such payment into account and (B) the percentage of the Company’s average net assets attributable to shares of its common stock represented by Other Operating Expenses during the fiscal year in which such Expense Support Payment from the Advisors was made (provided, however, that this clause (B) does not apply to any reimbursement payment which relates to Expense Support Payment from the Advisors made during the same fiscal year).  Other Operating Expenses does not include any organizational and offering reimbursement made during any period in which any Expense Support Payment is reimbursed.

December 20, 2016 Page 15

Notes to Condensed Financial Statements—Related Party Transactions, F-24

37.       Note 5 to the Condensed Financial Statements states that “[t]he Company’s obligation to reimburse each Expense Support Payment will terminate three years from the end of the fiscal year in which such Expense Support Payment is made.” Please revise this disclosure to replace the words “the end of the fiscal year in which such Expense Support Payment is made” with “the date on which such Expense Support Payment was paid or waived.”

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-24.

Notes to Condensed Financial Statements—Financial Highlights, F-29

38       Note 9 to the Condensed Financial Statements includes a table that sets forth the Company’s operating performance per share. Please remove the ratio of average net assets to total investment income from the table or move the disclosure of such ratio to a footnote to the table, as this disclosure is not required to be set forth in the table.

Response:       In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-29.

Notes to Condensed Financial Statements—Financial Highlights, F-30

39.       Note 9 to the Condensed Financial Statements states that “[t]he total investment return-net price calculation assumes that . . . fractional shares issued pursuant to the distribution reinvestment plan are issued at the then current public offering price, net of sales load, on each monthly distribution payment date” and that “[i]nvestment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock.” Please confirm that in each case, the reference to sales load is intended to mean that sales load is disregarded.

December 20, 2016 Page 16

Response:       In response to the Staff’s comment, the Company confirms that sales load is disregarded in each instance.

Notes to Condensed Financial Statements—Commitment & Contingences, F-30

40.       Note 10 to the Condensed Financial Statements states that “the Company has sufficient liquidity to fund [unfunded] commitments.” Please confirm that the Company believes that its assets are sufficient to cover its unfunded commitments and explain why the Company believes it can cover them.

Response:       The Company reasonably believes that it has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments. As of September 30, 2016, the Company’s total unfunded commitments were $25,737. The Company continuously monitors its unfunded commitment level against its cash, borrowing capacity and other liquid assets such that it reasonably believes that these assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Exhibits

41.       Please incorporate by reference into the Registration Statement the Second Amendment to the Expense Support Agreement.

Response:       The Second Amendment to the Expense Support Agreement has been incorporated in the Registration Statement by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 29, 2016.

Other

42.       Please include in the Registration Statement (a) a tabular presentation of the sources of the cash distributions on a tax basis that the Company has paid on its common stock during the nine months ended September 30, 2016 and (b) an aging chart that presents the expense reimbursement payments due from the Advisors to the Company that may become subject to repayment by the Company to the Advisors and the conditions to repayment.

December 20, 2016 Page 17

Response:       In response to the Staff’s comment, the Company has included the tabular presentation of the sources of the cash distributions on a tax basis that the Company has paid on its common stock during the nine months ended September 30, 2016 on page F-27. The Company respectfully notes that it has not included an aging chart that presents the expense reimbursement payments due from the Advisors to the Company that may become subject to repayment by the Company to the Advisors and the conditions to repayment. The Company respectfully notes that, in its periodic filings going forward beginning with its Annual Report on Form 10-K for the year ended December 31, 2016, it will include an aging chart that presents the expense reimbursement payments due from the Advisors to the Company that may become subject to repayment by the Company to the Advisors and the conditions to repayment.

43.       Please confirm that the Quarterly Report on Form 10-Q for the period ended September 30, 2015 was timely filed.

Response:       The Company respectfully submits that, according to Rules 13a-13 and 15d-13 under the Securities Exchange Act of 1934, after a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of (a) 45 days after the effective date of the registration statement or (b) the date the Form 10-Q would otherwise be due. The Company’s Form 10-Q for the period ended September 30, 2015 would otherwise have been due on November 16, 2015. However, the Company’s first registration statement was declared effective on October 9, 2015, and 45 days after such effective date is November 23, 2015. Accordingly, the Company confirms that, on November 19, 2015, it timely filed the Quarterly Report on Form 10-Q for the period ended September 30, 2015.

44.       Please explain why the Company did not begin to book Reimbursable O & O Expenses as expenses on and after the date the Company began receiving offering proceeds, given that the Advisory Agreement obligates the Company to reimburse the Advisors for such expenses up to an amount equal to 1.5% of gross proceeds.

December 20, 2016 Page 18

Response:       The Company acknowledges that the terms of the Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 1.5% of gross proceeds in connection with the offering as reimbursement for organization and offering expenses incurred by the Advisors on the Company’s behalf. However, the Advisors irrevocably waived the reimbursement of organization and offering expenses in connection with the Company’s gross capital raised before December 31, 2016, and such waiver eliminates the Company’s obligation to reimburse the Advisors based on gross capital raised prior to such date. Accordingly, those expenses are not probable because any future reimbursement would be contingent upon the Company raising additional capital in the future.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988.

Sincerely,

/s/ Kenneth E. Young

Kenneth E. Young

cc:	Kirk A. Montgomery
Steven D. Shackelford
William J. Bielefeld